EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines a.

(dollars in millions)	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings as defined for fixed charges calculation
Add:
Pretax (loss) income from continuing operations [b]	$(1,780)	$1,805	$3,310	$3,052	$1,329
Fixed charges	1,620	1,504	1,103	1,099	739
Distributed income of equity investees	263	369	156	138	111
Deduct:
Preference security dividend requirements of consolidated subsidiaries	140	170	170	126	87
Interest capitalized [c]	58	193	139	54	37

Total (loss) earnings(as defined for the Fixed Charges calculation)	$(95)	$3,315	$4,260	$4,109	$2,055

Fixed charges:
Interest on debt, including capitalized portions	$1,440	$1,294	$899	$946	$626
Estimate of interest within rental expense	40	40	34	27	26
Preference security dividend requirements of consolidated subsidiaries	140	170	170	126	87

Total fixed charges	$1,620	$1,504	$1,103	$1,099	$739

Ratio of earnings to fixed charges	— (d)	2.2	3.9	3.7	2.8

[a]	Income Statement amounts have been adjusted for discontinued operations.
[b]	Excludes minority interest expenses and income or loss from equity investees.
[c]	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.
[d]	Earnings were inadequate to cover fixed charges by $1,715 million for the year ended December 31, 2003.